Global Equity International, Inc.
                           23 Frond "K" Palm Jumeirah
                                   Dubai, UAE

                                January 12, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Jennifer Gowetski, Senior Counsel
           Sandra B. Hunter, Staff Attorney
           Kevin Woody, Accounting Branch Chief
           Mark Rakip, Staff Accountant

Re: Global Equity International, Inc.
    Registration Statement on Form 10-12G
    Filed December 1, 2011
    File No. 000-54557

Dear Madam or Sir,

     This letter is in response to your letter to me of December 29, 2011, regarding the above referenced matter ("Comment Letter"). Our revised filing is attached.

     Our responses to the Comment Letter follow:

GENERAL

1. PLEASE NOTE THAT THE FORM 10 GOES EFFECTIVE BY LAPSE OF TIME 60 DAYS AFTER THE DATE FILED PURSUANT TO SECTION 12(G)(1) OF THE SECURITIES EXCHANGE ACT OF 1934. AT THAT TIME, YOU WILL BE SUBJECT TO THE REPORTING REQUIREMENTS UNDER
SECTION 13(A) OF THE SECURITIES EXCHANGE ACT OF 1934. IN ADDITION, WE WILL CONTINUE TO REVIEW YOUR FILING UNTIL ALL OF OUR COMMENTS HAVE BEEN ADDRESSED. IF THE REVIEW PROCESS HAS NOT BEEN COMPLETED BEFORE THAT DATE YOU SHOULD CONSIDER WITHDRAWING THE REGISTRATION STATEMENT TO PREVENT IT FROM BECOMING EFFECTIVE AND FILE IT AGAIN AT SUCH TIME AS YOU ARE ABLE TO RESPOND TO ANY REMAINING ISSUES OR COMMENTS.

Response:

     Acknowledged.

2. WE NOTE YOU INDICATE ON PAGE 5 THAT YOU ARE VOLUNTARILY FILING THIS REGISTRATION STATEMENT. PLEASE TELL US THE PURPOSE OF THE REGISTRATION OF THIS CLASS OF SECURITIES.

Response:

     In response to this comment, we have amended our filing on page 7 to state:

"VOLUNTARY FILING

"We are voluntarily filing this Registration Statement with the U.S. Securities and Exchange Commission ("SEC") and we are under no obligation to do so under the Securities Exchange Act of 1934 ("Exchange Act"). However, our Board of Directors believes that by registering our class of common stock with the SEC and filing reports under the Exchange Act, some of which include audited financial statements, our Company's business activities, financial condition and results of operations will be transparent and accessible by our current and potential clients, and may help our business in the future."

3. WE NOTE THAT MARKETABLE SECURITIES APPEAR TO COMPRISE THE SUBSTANTIAL MAJORITY OF YOUR TOTAL ASSETS. PLEASE PROVIDE US WITH A DETAILED ANALYSIS OF WHETHER YOU ARE SUBJECT TO THE INVESTMENT COMPANY ACT OF 1940. IN THIS REGARD, WE NOTE YOU OWN INVESTMENT SECURITIES THAT APPEAR HAVE A VALUE EXCEEDING 40% OF YOUR TOTAL ASSETS. PLEASE NOTE THAT WE MAY REFER YOUR RESPONSE TO THE DIVISION OF INVESTMENT MANAGEMENT FOR FURTHER REVIEW.

Response:

     In response to this comment, we are not an investment company. We are, instead, a company that just happens to accept equity stakes in our clients as part of our compensation. Although we currently hold investment securities having a value exceeding 40% of the value of our total assets (see Section 3.a.1.iii. of Investment Company Act or "ICA")), we are exempt from the provisions of the ICA by virtue of Section 3.b.a of the ICA due to the fact that we are "... primarily engaged, directly or through our wholly-owned subsidiary (Global Equity Partners PLC) in a business (of providing consulting services, such as corporate restructuring, advice on management buy outs, management recruitment, website design and development for corporate marketing, investor and public relations, regulatory compliance and introductions to financiers, to companies desiring to be listed on stock exchanges in various parts of the world) ... other than that of investing, reinvesting, owning, holding, or trading in securities."

ITEM 1. BUSINESS, PAGE 1

4. WE NOTE YOU INDICATE THAT YOU HAVE AFFILIATIONS WITH FIRMS AROUND THE WORLD AND THAT YOU HAVE A "ROL-A-DEX" OF OVER 179 FINANCIAL INTRODUCERS AROUND THE WORLD. PLEASE REVISE YOUR DISCLOSURE TO EXPLAIN WHAT YOU MEAN BY "AFFILIATIONS" AND "FINANCIAL INTRODUCERS." IN ADDITION, PLEASE DISCLOSE WHETHER YOU HAVE ANY CONTRACTUAL ARRANGEMENTS WITH FIRMS IN THIS REGARD.

Response:

     In response to this comment, we have revised our disclosures on page 1 of our amended filing by explaining what we mean by "affiliations" and "financial introducers."

NEW BUSINESS TRANSACTED IN 2011, PAGE 3

5. WE NOTE YOU INDICATE THAT YOU HAVE ARRANGED MEETINGS BETWEEN RFC K.K. AND "A FEW HIGH PROFILE, POTENTIAL DUBAI BASED PARTNERS/INVESTORS" AND THAT RFC K.K. HAS ENTERED INTO PRELIMINARY VERBAL AGREEMENTS WITH THE SHANGHAI LOCAL GOVERNMENT AND FERRARI. PLEASE REVISE TO CLARIFY WHETHER RFC K.K. HAS ANY BINDING AGREEMENTS AND WHETHER YOUR COMPENSATION FROM RFC K.K. DEPENDS ON BINDING AGREEMENTS WITH INVESTORS OR OTHERS.

Response:

     In response to this comment, we have revised our disclosures on page 4 of our amended filing to indicate that RFC K.K. has not entered into any binding agreements and that the equity portion of our compensation is contingent upon our clients acquiring target businesses.

6. WE NOTE YOU INDICATE THAT RFC K.K., BLACK SWAN DATA LIMITED AND ARROW CARS SL HAVE GIVEN YOU A 10% EQUITY STAKE. PLEASE TELL US WHETHER YOU ARE ABLE TO PROVIDE THE VALUE OF EACH OF THESE EQUITY HOLDINGS AND HOW YOU DETERMINED SUCH VALUE. AS APPLICABLE, PLEASE REVISE YOUR DISCLOSURE TO DESCRIBE THE RISKS ASSOCIATED WITH AN EQUITY STAKE OF A DEVELOPMENT STAGE COMPANY, SUCH AS RFC K.K., BLACK SWAN DATA LIMITED AND ARROW CARS SL, AND THAT THE VALUE OF YOUR EQUITY STAKE MAY DECREASE AND ULTIMATELY BE WORTH NOTHING.

Response:

     In response to this comment, we have revised our disclosures on page 4 and 5 of our amended filing to indicate that "we will receive a 10% equity stake" in our clients in the event they acquire a target company. We have not received any equity stake in RFC K.K., Black Swan Data Limited or Arrow Cars SL thus far.

     We have also added on page 9 of our amended filing a new risk factor as follows:

     "BECAUSE OUR BUSINESS MODEL ANTICIPATES OUR RECEIVING EQUITY STAKES IN OUR CLIENTS, MOST OF WHOM WILL BE DEVELOPMENT STAGE COMPANIES, WE MAY NOT BE ABLE TO RESELL SUCH EQUITY AT SUITABLE PRICES, IF AT ALL, WHICH COULD MATERIALLY IMPACT OUR EARNINGS AND ABILITY TO REMAIN IN BUSINESS.

     Our business model anticipates that we will receive, as partial compensation for our consulting services, equity stakes in our clients, many of whom will be development stage companies. We will have to value those equity stakes at the time we receive them. Investments in development stage companies are risky because many of such companies' securities are illiquid, thinly traded (if at all) and the value of such securities will be subject to adjustments should the value of such securities decline or should such businesses fail, which could cause us to write-down or write-off the value of such securities and result in a negative impact to our earnings and possibly cause us to cease or curtail our operations."

FUTURE PLANS, PAGE 5

7. YOU DISCLOSE ELSEWHERE IN YOUR PROSPECTUS THAT THROUGH THE NINE MONTHS ENDED SEPTEMBER 30, 2011 YOU HAVE RELIED ON ADVANCES OF $127,223 IN LOANS FROM SHAREHOLDERS. BASED ON THIS AND YOUR CURRENT WORKING CAPITAL DEFICIT FOR THE SAME TIME PERIOD, PLEASE DISCLOSE ADDITIONAL INFORMATION SUPPORTING YOUR STATEMENT THAT YOU BELIEVE YOU HAVE SUFFICIENT FUNDS TO OPERATE FOR THE NEXT 24 MONTHS.

Response:

     In response to this comment, we have expanded our disclosure on pages 5 and 6 of our amended filing.

EMPLOYEES; IDENTIFICATION OF A SIGNIFICANT EMPLOYEE, PAGE 5

8. PLEASE REVISE YOUR DISCLOSURE IN THIS SECTION TO PROVIDE THE TOTAL NUMBER OF EMPLOYEES AND THE TOTAL NUMBER OF FULL-TIME EMPLOYEES. IN ADDITION, WE NOTE YOU INDICATE ON PAGE 7 THAT SOME OF YOUR OFFICERS WILL ONLY BE DEVOTING LIMITED TIME TO YOUR OPERATIONS. PLEASE REVISE TO INDICATE THE AMOUNT OF TIME THESE EMPLOYEES WILL BE DEVOTING TO THE COMPANY. PLEASE REFER TO ITEM 101(H)(4)(XII) OF REGULATION S-K

Response:

     In response to this comment, we have revised our disclosure on page 7 of our amended filing to indicate that we have only three employees: Peter Smith, Enzo Taddei and Adrian Scarrott, each of whom is full time.

ITEM 1A. RISK FACTORS, PAGE 6

WHILE WE HAVE TWO YEARS OF OPERATING HISTORY..., PAGE 6

9. PLEASE REVISE THIS RISK FACTOR TO REMOVE THE MITIGATING LANGUAGE RELATED TO YOUR ACCUMULATED PROFITS AND PROFITABILITY IN THE PAST. IN ADDITION, PLEASE DESCRIBE AND QUANTIFY YOUR LOSSES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011.

Response:

     In response to this comment, we have revised this risk factor on page 8 of our amended filing by deleting the mitigating language and specifying our losses for the nine months ended September 30, 2011, as follows:

     "WHILE WE HAVE TWO YEARS OF OPERATING HISTORY AND HAVE ACCUMULATED PROFITS, THERE IS NO ASSURANCE THAT OUR FUTURE OPERATIONS WILL RESULT IN PROFITABLE REVENUES. IF WE CANNOT GENERATE SUFFICIENT REVENUES TO OPERATE PROFITABLY, WE WILL CEASE OPERATIONS AND YOU WILL LOSE YOUR INVESTMENT.

     We were incorporated in Nevada on October 1, 2010, and our wholly-owned subsidiary, GE Partners Plc, was formed on September 2, 2009. For the nine months ended September 30, 2011, we incurred a net loss from operations of $126,150 and an unrealized loss on "available for sale marketable securities"(due to a decline in the value thereof) for an additional loss of $1,434,609. If we cannot generate sufficient revenues to operate profitably, we will cease operations and you will lose your investment in our Company. Our ability to achieve and maintain profitability and positive cash flow is dependent, among other things, upon:

     *    our ability to attract clients who will buy our services from us; and

     *    our ability to generate revenues through the sale of our services. "

OUR ARTICLES OF INCORPORATION  AUTHORIZES THE ISSUANCES OF PREFERRED STOCK, PAGE
8

10. WE NOTE YOU INDICATE ON PAGE 7 THAT MR. SMITH OWNS 5,000,000 SHARES (100%) OF YOUR TOTAL OUTSTANDING PREFERRED STOCK. PLEASE REVISE YOUR DISCLOSURE IN THIS RISK FACTOR AND THROUGHOUT YOUR PROSPECTUS, INCLUDING WITHOUT LIMITATION ON PAGES 11 AND 22, TO CLARIFY THAT THESE SHARES OF PREFERRED STOCK HAVE BEEN ISSUED TO MR. SMITH.

Response:

     In response to this comment, we have revised our disclosures on pages 10-11, 17, 18, and 32 of our amended filing to clarify that the 5,000,000 shares of preferred stock have been issued to Mr. Smith.

ITEM 2. FINANCIAL INFORMATION, PAGE 8

BUSINESS DEVELOPMENT, PAGE 9

11. PLEASE REVISE TO PROVIDE A MORE DETAILED DESCRIPTION OF HOW YOU DERIVE YOUR REVENUES AND HOW YOU ARE COMPENSATED BY YOUR CLIENTS. PLEASE IDENTIFY ANY CLIENT FROM WHICH YOU DERIVE 10% OR MORE OF YOUR REVENUE. IN ADDITION, PLEASE DESCRIBE AND QUANTIFY YOUR GENERAL AND ADMINISTRATIVE EXPENSES.

Response:

     In response to this comment, we have revised our disclosure on pages 11 to 13 of our amended filing.

12. PLEASE PROVIDE A MORE ROBUST DESCRIPTION OF YOUR RESULTS BOTH FOR THE YEAR ENDED DECEMBER 31, 2010 AS WELL AS THE NINE MONTHS ENDED SEPTEMBER 30, 2011. REFER TO ITEM 303(A)(3) OF REGULATION S-K.

Response:

     In response to this comment, we have revised our disclosure on pages 11 to 13 of our amended filing.

13. PLEASE EXPAND THE COMPANY'S PLAN OF OPERATIONS FOR THE NEXT 12 MONTHS. PROVIDE DETAILS OF YOUR SPECIFIC PLAN OF OPERATIONS, INCLUDING DETAILED
MILESTONES, THE ANTICIPATED TIME FRAME FOR BEGINNING AND COMPLETING EACH MILESTONE, THE ESTIMATED EXPENSES ASSOCIATED WITH EACH MILESTONE AND THE EXPECTED SOURCES OF SUCH FUNDING. PLEASE EXPLAIN HOW THE COMPANY INTENDS TO MEET EACH OF THE MILESTONES IF IT CANNOT RECEIVE FUNDING.

Response:

     We have revised our disclosure on pages 14-16 of our amended filing.

LIQUIDITY AND CAPITAL RESERVES, PAGE 9

14. PLEASE ALSO REVISE YOUR DISCLOSURE IN THIS SECTION TO BE MORE SPECIFIC CONCERNING THE SOURCES OF YOUR LIQUIDITY FOR THE NEXT 12 MONTHS. FOR EXAMPLE, IF YOU PLAN TO ISSUE ADDITIONAL EQUITY, YOU SHOULD DISCLOSE YOUR PLANS TO DO SO. IF YOU PLAN TO INCUR DEBT OBLIGATIONS, YOU SHOULD DISCLOSE WHETHER YOU HAVE IDENTIFIED ANY POTENTIAL LENDERS. PLEASE ALSO REVISE YOUR DISCLOSURE TO INCLUDE A RELATED RISK FACTOR.

Response:

     In response to this comment, we have revised our disclosure on pages 13 and 14 of our amended filing and we have added a new risk factor on page 8 of our amended filing, as follows:

     "WE HAVE NO COMMITMENTS FROM ANY ONE TO PROVIDE US WITH DEBT OR EQUITY FINANCING. IN THE EVENT OUR REVENUES DO NOT COVER OUR EXPENSES, THEN WE MAY NOT BE ABLE TO CARRY OUT OUR BUSINESS PLAN.

     Our monthly burn rate is estimated to be $31,500 per month during 2011. We are dependent on our existing contracts with clients to cover this burn rate. If we are unable to cover our burn rate, then we will have to borrow money or sell our securities to raise money. We have no commitments from anyone to lend us money or to invest in our securities. In the event that our revenues do not cover our expenses and we are unable to borrow money or sell our securities to fund our operations, then we will have to curtail our operations and our investors cold lose part or all of their investments in our Company."

15. PLEASE TELL US WHY YOU WERE UNABLE TO VALUE THE 10% EQUITY INTEREST RECEIVED FOR SERVICES RENDERED RELATED TO ONE OF YOUR RECENTLY SIGNED CLIENT CONTRACTS AND HOW THIS TRANSACTION I RECORDED WITHIN YOUR FINANCIAL STATEMENTS.

Response:

     In response to this comment, we have revised our disclosure on page 14 of our amended filing by removing the statement that "...we were unable to value the 10% equity interest received...."

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 11

16.  PLEASE  REVISE THIS  SECTION TO INCLUDE A SEPARATE  SECURITY  OWNERSHIP  OF
CERTAIN BENEFICIAL OWNERS TABLE IN ADDITION TO THE SECURITY OWNERSHIP OF MANAGEMENT TABLE. PLEASE PROVIDE THE TABLES IN THE FORMAT PRESENTED IN ITEMS 403(A) AND (B) OF REGULATION S-K.

Response:

     In response to this comment, we have revised the tables on pages 16-18 of our amended filing.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PAGE 12

17. WE NOTE YOU INDICATE THAT MR. SMITH HAS AN "EXCELLENT PEDIGREE AND TRACK RECORD." PLEASE REVISE TO CLARIFY OR REMOVE.

Response:

     We removed the above language from page 19 of our amended filing.

18. WE NOTE THAT MR. SMITH "CREATE[D] AN INTERNATIONAL FINANCIAL SERVICES COMPANY" IN 1993. PLEASE REVISE YOUR DISCLOSURE TO IDENTIFY THE COMPANY AND PROVIDE MR. SMITH'S POSITION(S). IN ADDITION, PLEASE REVISE TO DESCRIBE MR. SMITH'S BUSINESS EXPERIENCE DURING THE PAST FIVE YEARS AND INDICATE THE PERIOD DURING WHICH MR. SMITH SERVED AS YOUR PRESIDENT AND CHIEF EXECUTIVE OFFICER. PLEASE REFER TO ITEM 401 OF REGULATION S-K.

Response:

     In response to this comment, we have revised our disclosure on page 19 of our amended filing to name the company created by Mr. Smith in 1993 and to describe his business experience during the past five years.

19. WE NOTE YOU INDICATE THAT MR. TADDEI IS A MEMBER OF THE BOARD OF DIRECTORS AND PART- TIME CHIEF FINANCIAL OFFICER OF NETWORKING PARTNERS, INC. PLEASE REVISE YOUR DISCLOSURE TO DESCRIBE THE PRINCIPAL BUSINESS OF NETWORKING PARTNERS, INC. PLEASE ALSO REVISE YOUR DISCLOSURE TO PROVIDE THE DATES WHEN MR. TADDEI SERVED AS CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER OF E3B CONSULTING NETWORK SL. PLEASE REFER TO ITEM 401(D) OF REGULATION S-K.

Response:

     We have revised Mr. Taddei's biographical information on page 20 of our amended filing.

20. WE NOTE YOU INDICATE THAT MR. BALDASSARRE HAS HELD SENIOR MANAGEMENT AND DIRECTOR POSITIONS OF NEW BUSINESS START-UPS AND ESTABLISHED MULTINATIONAL ORGANIZATIONS. PLEASE REVISE YOUR DISCLOSURE TO PROVIDE THE NAME AND PRINCIPAL BUSINESS OF ANY ORGANIZATION WHERE EMPLOYMENT WAS CARRIED ON, AS WELL AS THE DATES OF EMPLOYMENT AND THE POSITION(S) HELD. PLEASE REFER TO ITEM 401(D) OF REGULATION S-K.

Response:

     We have revised the biographical information about Mr. Baldassarre on pages 20 and 21 of our amended filing.

21.  WE  NOTE  YOU  INDICATE  THAT  ADRIAN   SCARROTT  "RAN  A  VERY  SUCCESSFUL
MARKETING/COMMUNICATIONS   CONSULTANCY   FOR  TWO  YEARS."  PLEASE  REVISE  YOUR
DISCLOSURE TO IDENTIFY THE FIRM AND PROVIDE GREATER DETAILS.

Response:

     We have revised this disclosure by naming the firm on page 21 of our amended filing.

ITEM 6. EXECUTIVE COMPENSATION, PAGE 15

22. WE NOTE THAT THE SUMMARY COMPENSATION TABLE ON PAGE 16 INDICATES THAT MR. SMITH RECEIVED A SALARY OF $34,658 IN 2010. PLEASE REVISE TO INCLUDE A DISCUSSION OF THIS AMOUNT IN NARRATIVE DISCLOSURE TO THE TABLE. PLEASE REFER TO
ITEM 402(O) OF REGULATION S-K.

Response:

     We have added a footnote to the Table on page 23 of our amended filing showing that the salary was paid in cash.

23. WE NOTE YOU INDICATE ON PAGE 20 THAT THE COMPANY ISSUED 5,000,000 SHARES OF COMMON STOCK TO ENZO TADDEI ON NOVEMBER 1, 2010 FOR SERVICES RENDERED TO THE COMPANY VALUED AT $5,000. PLEASE REVISE TO INCLUDE THIS IN THE SUMMARY COMPENSATION TABLE AS WELL AS IN THE NARRATIVE DISCLOSURE TO THE TABLE OR ADVISE.

Response:

     We have revised the Table to include the $5,000 paid to Mr. Taddei during 2010 and added a footnote describing that the fee was paid in stock and in exchange for accounting fees. See page 23 of our amended filing.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES, PAGE 20

24. WE NOTE YOU INDICATE  THAT YOU ISSUED  668,000  COMMON  SHARES TO SEVEN DEBT
HOLDERS IN SATISFACTION OF $263,533.64. PLEASE REVISE YOUR DISCLOSURE TO IDENTIFY THESE INDIVIDUALS AND TO PROVIDE THE NUMBER OF SHARES RECEIVED BY EACH INDIVIDUAL AS WELL AS THE AMOUNT OF CONSIDERATION RECEIVED BY THE REGISTRANT IN EACH TRANSACTION. PLEASE REFER TO ITEM 701 OF REGULATION S-K.

Response:

     We have revised Item 10 by identifying the seven debt holders, the number of shares each individual received and the amount of consideration received by the Company. See pages 30 and 31 of our amended filing.

25. WE NOTE YOU INDICATE THAT YOU ISSUED SHARES OF STOCK TO INDIVIDUALS FOR SERVICES RENDERED. PLEASE REVISE YOUR DISCLOSURE IN THIS SECTION TO IDENTIFY THESE INDIVIDUALS. PLEASE REFER TO ITEM 701(B) OF REGULATION S-K.

Response:

     We have substantially revised Item 10. See pages 27 to 31 of our amended filing.

26. PLEASE REVISE YOUR DISCLOSURE IN THIS SECTION TO PROVIDE THE SPECIFIC EXEMPTION FROM REGISTRATION CLAIMED FOR EACH RECENT SALE OF UNREGISTERED SECURITIES. IN ADDITION, PLEASE REVISE TO STATE BRIEFLY THE FACTS RELIED UPON TO MAKE EACH EXEMPTION AVAILABLE. PLEASE REFER TO ITEM 701(D) OF REGULATION S-K.

Response:

     We have revised Item 10 to show specific exemptions for each recent sale of unregistered shares. See page 29 to 31 of our amended filing.

SIGNATURES PAGE 27

27. WE NOTE THAT ENZO TADDEI SIGNED THE REGISTRATION STATEMENT AS CHIEF EXECUTIVE OFFICER AND DIRECTOR. WE FURTHER NOTE YOU INDICATE ON PAGE 12 THAT MR. TADDEI IS CHIEF FINANCIAL OFFICER. PLEASE REVISE OR ADVISE.

Response:

     We have adjusted the signature of Mr. Taddei to indicate that he is our Chief Financial Officer.

GLOBAL EQUITY INTERNATIONAL, INC. AND SUBSIDIARY FINANCIAL STATEMENTS, PAGE F-1

BALANCE SHEETS, PAGE F-4

28. PLEASE TELL US WHY IT IS APPROPRIATE TO PRESENT PREFERRED STOCK ON YOUR BALANCE SHEET GIVEN THAT THE SHARES WERE NOT AUTHORIZED BY THE BOARD OF DIRECTORS UNTIL NOVEMBER 2011.

Response:

     We have deleted preferred stock from our balance sheet. See pages F-4 and F-21 of our amended filing.

29. WE NOTE THAT THE ISSUANCE OF COMMON STOCK NOTED HEREIN DOES NOT RECONCILE TO THE DATES AND AMOUNTS AS INDICATED WITHIN ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES. PLEASE PROVIDE AN ITEMIZED CHRONOLOGICAL SCHEDULE COVERING ALL EQUITY INSTRUMENTS ISSUED SINCE INCEPTION THROUGH THE DATE OF YOUR RESPONSE. PLEASE PROVIDE THE FOLLOWING INFORMATION SEPARATELY FOR EACH EQUITY ISSUANCE:

     *    THE DATE OF THE TRANSACTION AND NUMBER OF SHARES ISSUED;

     * MANAGEMENT'S FAIR MARKET VALUE PER SHARE ESTIMATE AND HOW THE ESTIMATE WAS DERIVED (E.G., THIRD-PARTY SPECIALIST RETAINED TO ASSIST IN VALUATION);

     * THE IDENTITY OF THE RECIPIENT, INDICATING IF THE RECIPIENT WAS A RELATED PARTY;

     * NATURE AND TERMS OF CONCURRENT TRANSACTIONS (E.G., SHARE ISSUANCES EFFECTIVE DECEMBER 31, 2010 TO TWO SEPARATE PARTIES WITH DIFFERENT PER SHARE VALUES);

     *    THE AMOUNT OF ANY COMPENSATION OR INTEREST EXPENSE ELEMENT; AND

     * NARRATIVE DESCRIPTION OF THE FACTORS CONTRIBUTING TO SIGNIFICANT CHANGES IN THE FAIR VALUE OF THE UNDERLYING STOCK.

Response:

     In response to this comment, we have substantially revised our disclosures on pages 27-31 of our amended filing.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-8

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, PAGE F-12

30. PLEASE DISCLOSE HOW YOU HAVE VALUED THE SECURITIES RECEIVED AND RECORDED AS REVENUE AND YOUR BASIS FOR DOING SO. FOR SUBSEQUENT PERIODS, PLEASE TELL US HOW YOU VALUED THE SECURITIES AND GIVEN THAT YOU CLASSIFY THESE ASSETS AS AVAILABLE-FOR-SALE SECURITIES, TELL US HOW YOU HAVE DETERMINED THAT THESE ASSETS SHOULD BE FAIR VALUED ON A NON-RECURRING BASIS.

Response:

     The securities received were quoted on the OTCBB and the Frankfurt Open Exchange. As a result, the existence of orderly transactions between market participants is capable of being observed and the fair value of these securities are based upon "expected exit price" as it is defined in accounting guidance pertaining to fair value measurements. Note #2 to our financial statements more fully describes this. Valuation of these securities was based upon the quoted closing trading price on the date at which these securities were deemed to have been earned. All securities received are for services rendered, and there is no component related to future services to be rendered. The date of revenue recognition and the accounting for revenue recognition is described in the next paragraph.

     As a result of the application of the methodology for valuing the securities, revenues were recorded based upon the accounting guidance for revenue recognition in ASC No. 605 and SEC Staff Accounting Bulletin No. 104. Note #2 to our financial statements more fully describes this.

     During subsequent periods, the securities are remeasured on a recurring basis, with adjustments made to other comprehensive income (loss) in order to reflect the fair value of these securities at the measurement date. Both Notes 2 and 4 to the financial statements further discuss the accounting and reporting of these securities.

     The methodology that we have used to value the equity received for services rendered was as follows:

     The stock that we received was publically traded; we took the number of shares and multiplied it by the price at the close of the market on the date that the share certificate was issued.

     The valuation of the equity received at the date when services had been rendered was not adjusted to reflect future values.

     On a quarterly basis the publically traded equity is valued using the last quoted traded price on the last day of each quarter and the comprehensive loss or gain that results from this calculation is duly reflected in the Company's books and records.


LASTLY, PLEASE TELL US WHETHER SUCH ASSETS ARE COMPRISED OF THE THREE 10% EQUITY INTERESTS IN RFC K.K., BLACK SWAN DATA LIMITED AND ARROW CARS SL, AND IF NOT, WHY.

     As mentioned in our response to comment number 6, this is not applicable as we have not received any equity from RFC K.K., Black Swan Data Limited and Arrow Cars SL to date.

NOTE 3 REVERSE RECAPITALIZATION PAGE F-14

31. PLEASE CLARIFY YOUR DISCLOSURE TO NOTE THAT YOUR HISTORICAL FINANCIAL STATEMENTS ARE THOSE OF GLOBAL EQUITY PARTNERS, PLC ("GEP") FROM ITS INCEPTION, AS SUCH FINANCIAL INFORMATION IS PROVIDED FOR PERIODS PRIOR TO NOVEMBER 15, 2010.

Response:

     As originally noted in the filing, we believe this disclosure was correct:

     The transaction also required a recapitalization of GEP. Since GEP acquired a controlling voting interest, it was deemed the accounting acquirer, while GEI was deemed the legal acquirer. The historical financial statements of the Company are those of GEP and of the consolidated entities from the date of recapitalization and subsequent.

                        General Amendments to Our Filing

     In addition to the amendments and revisions described above, we have made various minor updating revisions to the dates of information in some of the tables and other sections in the filing, updated consents of our auditors and we have corrected a few typographical errors.

                                 Acknowledgement

     We acknowledge that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission from taking any action with respect to the filings; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                       Law Offices of David E. Wise, P.C.
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (813) 645-3025
                            Facsimile: (210) 579-1775
                           Email: wiselaw@verizon.net

Sincerely,


By: /s/ Enzo Taddei
   -------------------------------
   Enzo Taddei
   Chief Financial Officer